Exhibit 99.1

10758 W. Centennial Rd. Suite 200 Littleton, CO 80127 Phone: 720.981.4588 Fax: 720.981.5643 www.ur-energy.com

Press Release

Ur-Energy Files Amended Form 20-F (Annual Information Form) for Year-End 2009 and Amended Audited Consolidated Financial Statements

Littleton, Colorado (Marketwire – January 26, 2011) Ur-Energy Inc. (TSX:URE, NYSE Amex:URG)  (“Ur-Energy” or the “Company”) announces it has filed an amended Form 20-F (Annual Information Form) for Year-End 2009 (“Form 20-F/A”) and Amended Audited Consolidated Financial Statements.

An Amendment No. 1 (“Amendment No. 1”) to the Company’s Annual Report on Form 20-F (Annual Information Form) filed with the Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2009 is being filed to include (i) a map showing the locations of the Lost Creek and Lost Soldier projects, (ii) a table providing the spot and long-term contract prices of uranium, (iii) information of quantity and grade with respect to certain exploration targets, and (iv) a further explanation of Indicated Mineral Resources and Mineral Reserves in connection with our technical reports.  In addition, this Amendment No. 1 changes throughout our Annual Report on Form 20-F (Annual Information Form) our references to the Company as a development stage company to an exploration stage company to comply with the SEC Industry Guide 7 definitions.  This has also resulted in a similar reference change in the audited consolidated financial statements for the year ended December 31, 2009 (“Financial Statements”) and the accompanying Management Discussion and Analysis (“MD&A”). The amendments to the Annual Report on Form 20-F (Annual Information Form), Financial Statements and MD&A have no material impact on the business of the Company.

Other than the additions and changes mentioned above and conforming changes related thereto, no part of the Annual Report on Form 20-F (Annual Information Form), Financial Statements or MD&A filed on www.sedar.com and www.sec.gov is being amended.  The filing of these amended documents should not be understood to mean that any statements contained therein are true or complete as of any date subsequent to the original date identified in each document.  Accordingly, these documents should be read in conjunction with the current continuous disclosure documents filed with, or furnished to, the Canadian securities regulators and the SEC by the Company.

About Ur-Energy
Ur-Energy is a junior uranium company currently completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production.  Permitting also will allow the construction of a two-million-pounds-per-year in situ uranium processing facility. Engineering for the process facility is complete and mine planning is at an advanced stage for the first two mine units. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol “URE” and on the NYSE Amex under the symbol “URG”. Ur-Energy’s corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario.  Ur-Energy’s website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director Public Relations 303-269-7707 866-981-4588 rich.boberg@ur-energyusa.com	Bill Boberg, President and CEO 303-269-7755 866-981-4588 bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.